Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, July 16, 2009,
Bertrand de La Noue is appointed Vice-President,
Investor Relations
Effective July 15, 2009, Bertrand de La Noue is appointed Vice-President, Investor Relations, succeeding Jérôme Schmitt.

Bertrand de La Noue had been President and Chief Executive Officer of Total Holdings USA, parent company for Total’s activities in the United States, since 2004.
He started his carrier in Africa before joining the Group’s Downstream sector in 1985 in the United Kingdom. He then joined Total Outre-Mer. In 1990, he was appointed Crude Oil Manager in Tokyo.
He joined the Investor Relations team for the first time in 1993. He was then appointed General Manager—Information and Planning of Total South Africa. In 1999, he became Chief Financial Officer of Total France.
Bertrand de La Noue is 47 years old. He is a graduate of French Business School HEC Paris and of the Executive Training Program (ETP) of the European Union in Japan.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com